Exhibit- (d)(iv)
June 25, 2009
Randy Merk
President and Chief Executive Officer
Schwab Investments
101 Montgomery Street
San Francisco, CA 94104
Re: Schwab Global Real Estate Fund
Dear Mr. Merk:
This letter will confirm our agreement to limit net operating expenses of the above-named fund, as noted in the table below and described in the fund’s registration statement filed with the Securities and Exchange Commission.

			To be
			Disclosed
Fund	Proposed OER Cap		Effective
Schwab Global Real Estate Fund	1.05	%**	6/28/09
Investor Shares*

Schwab Global Real Estate Fund	1.05	%**	6/28/09
Select Shares*

*	Please note that it is anticipated that on or about September 28, 2009, the fund will combine its share classes into a single class of shares of the fund, and the fund will discontinue offering multiple share classes to investors.

**	Schwab and the investment adviser have agreed to limit the “net operating expenses” (excluding interest, taxes and certain non-routine expenses) of the Investor Shares and Select Shares to 1.05% for so long as the investment adviser serves as adviser to the fund.
Sincerely,

/s/ George Pereira	/s/ Natalie Lera

George Pereira	Natalie Lera
Senior Vice President and	Vice President
Chief Financial Officer	Equity Product Management
Charles Schwab Investment Management, Inc.	Charles Schwab & Co., Inc.

cc:	Chang, Beth Felton, Koji Gates, Erica Gao, Zuogang Giblin, Jim Hand, Gregory Lera, Natalie Passaglia, Donna Pereira, George Pierangeli, Christine Pierce, Jim